Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands except per share amounts):

	2009		2008		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$19,200	$19,200	$12,850	$12,850	$17,742	$17,742

Weighted average shares outstanding	58,370,569	58,370,569	57,607,498	57,607,498	59,133,252	59,133,252
Effect of dilutive securities	—	36,898	—	243,908	—	531,095
Adjusted weighted average shares outstanding	58,370,569	58,407,467	57,607,498	57,851,406	59,133,252	59,664,347

Earning per share	$0.33	$0.33	$0.22	$0.22	$0.30	$0.30